SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 28, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒ Form 40-F  ☐

Enclosures:

1.     Nokia stock exchange release dated November 28, 2006: Nokia Capital Market Days 2006

PRESS RELEASE

November 28, 2006

Nokia Capital Market Days 2006

Nokia updates its targets and outlines its refined strategy

Amsterdam, The Netherlands – Today, at its annual Capital Market Days event, Nokia presented its forecasts for the industry and its financial targets for the next one to two years.

In his keynote presentation, Nokia President and CEO Olli-Pekka Kallasvuo said, “To enjoy the full benefits of the continuing growth of the global device market that Nokia expects, we’ve made a number of important strategic moves and organizational changes, and have put our marketing and design efforts into a sharper focus. With these changes, and more to come, we believe Nokia has the power to build a further improved portfolio of devices that raises industry standards to a whole new level.”

Kallasvuo also described the unique opportunity he believes Nokia has to mobilize the internet for the mass market. “With an estimated 850 million Nokia device users out there, we are positioned to connect more people to the internet than any other company in the world. We are actively aligning our strategy in pursuit of this major business opportunity.”

Nokia forecasts for the industry:

• Nokia expects industry mobile device volumes in 2007 to grow by up to 10% from the approximately 970 million units Nokia estimates for 2006. We expect the volume growth in 2007 to be above 15% in Asia Pacific, China, and Middle East & Africa, and below 10% in Europe, Latin America and North America.

• Nokia expects the device industry to experience value growth in 2007, but expects some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets and competitive factors in general.

• Nokia now forecasts that the three billion mobile subscriptions mark will be reached in 2007, instead of in 2008 as Nokia forecasted previously.

• Nokia expects slight growth in the mobile and fixed infrastructure and related services market in euro terms in 2007.

Nokia financial targets:

• Nokia operating margin target of 15% during the next one to two years. This target is revised from the one to two year 17% operating margin target Nokia set in December 2005, primarily due to Nokia’s increased exposure to the infrastructure market following the expected start of operations of Nokia Siemens Networks.

• Device (Mobile Phones and Multimedia combined) operating margin target of 17% during the next one to two years. This target is revised from the one to two year 17%-18% device operating margin target Nokia set in December 2005.

• Nokia Siemens Networks operating margin target of 10% plus during the next one to two years. Nokia Siemens Networks maintains its target to achieve a double digit operating margin by year end 2007, before restructuring charges.

• Nokia targets an improvement in the ratio of Nokia gross margin to R&D expenses and an improvement in the ratio of Nokia gross margin to sales and marketing expenses in 2007, compared to 2006.

• Nokia expects to meet its previously stated target to reduce overall R&D expenditure to 9%-10% of net sales by the end of 2006.

Other Nokia targets:

• Share gains in devices in 2007.

PRESS RELEASE

November 28, 2006

Mobile Phones

Nokia outlined the leading position of its entry-level devices in the world’s emerging markets and presented its new strategic priorities for device development. The company said that in its development efforts it will pay special attention to certain selected devices, a move that comes together with a number of other changes. By refreshing its design approach, introducing a consumer-category driven strategy to its product portfolio, and focusing its marketing spend, Nokia aims to reinforce its device market leadership and continue to further refine its mid-range portfolio.

Multimedia

Nokia described its objective to capitalize on digital convergence by capturing value from traditional single-purposed product categories – such as music players, cameras and pocketable computers – with its Nokia Nseries multimedia computers. Nokia has an estimated market share of approximately 50% of the converged device segment* into which its multimedia computers fall. This makes Nokia the clear leader of the converged device market, which is expected to reach almost 100 million units in 2006**.

Enterprise Solutions

Nokia outlined its competitive position and opportunities in the nascent enterprise market. To date, the Nokia Eseries of business devices have been ranged by more than 160 operators globally and over 1.6 million units have been shipped. Nokia has also sold more than one million licenses for its Intellisync Mobile Suite email solution to date. With its growing portfolio of Nokia Eseries devices, as well as its open and extensible mobileware, multi-channel distribution system and scale benefits, Nokia believes it has all the building blocks for success in this market.

Networks

Nokia said that progress towards forming Nokia Siemens Networks is proceeding, with operations currently expected to commence in January 2007. The transaction has been given US and EU anti-trust approvals; the new company’s governance model, global mode of operation and organizational structure have all been defined; and the estimated cost synergies of EUR 1.5 billion annually by 2010 have been identified.

*Source:  Gartner, September 2006

**Source: Gartner, August 2006

The first day of presentations at Nokia Capital Market Days will be webcast live at: www.nokia.com/press/cmd2006

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects, including estimated cost synergies, of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the

PRESS RELEASE

November 28, 2006

needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Investor Relations, Europe

Tel. +358 7180 34289

Investor Relations, US

Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel